UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Press Release

Bonn, May 15, 2003

T-MOBILE INTERNATIONAL REPORTS FIRST QUARTER 2003
RESULTS OF U.S. OPERATIONS

•                       EBITDA of $315 million in the first quarter

•                       EBITDA margin to service revenues of 20%

•                       921,000 net new customers in the first quarter

•                       New roaming agreements will expand coverage for T-Mobile customers to 253 million people

•                       T-Mobile HotSpot adds Kinko’s as partner

T-Mobile International AG & Co. K.G., the mobile communications subsidiary of Deutsche Telekom AG (NYSE: DT), today announced first quarter 2003 results of its U.S. operations, consisting of T-Mobile USA, Inc. and Powertel, Inc. (the “U.S. Operations of T-Mobile”), both of which operate under the T-Mobile brand. All financial figures are in USD and are based on U.S. GAAP.

“We maintained momentum in our U.S. operations during the first quarter,” said Rene Obermann, CEO of T-Mobile International and Member of the Board of Management, Deutsche Telekom. “T-Mobile once again led the U.S. industry in quality customer growth.”

In the first quarter ended March 31, 2003, the U.S. Operations of T-Mobile added 921,000 net customers compared to 1,017,000 net customers in the fourth quarter of 2002. Net post pay customer additions amounted to 897,000 in the first quarter of 2003 compared to 1,078,000 in the fourth quarter of 2002. Post pay churn was 2.31% in the first quarter while blended churn dipped to 3.01%. Post pay customers now comprise 87% of the 10.8 million customer base. The prepaid customer base increased by 23,000

T-Mobile International AG

Public Relations

Kennedyallee 1-5, D-53175 Bonn

PO Box 20 04 51, D-53134 Bonn

Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19

Internet http://www.T-Mobile.net

customers in the first quarter, compared to a decrease of 61,000 in the fourth quarter of 2002, due to decreasing churn in the prepaid service.

Service revenues, which consist of post pay, prepaid and roaming and other service revenues, exceeded $1.5 billion in the first quarter representing an 11% increase from the fourth quarter of 2002. Total revenues were $1.8 billion in the first quarter. Post pay customer ARPU (total post pay revenue per monthly average post pay customer) was $50 in the first quarter, down slightly from $51 in the prior quarter. Service revenue ARPU (total service revenue per monthly average total customer), which includes post pay, prepaid and roaming and other service revenues, was $50 in the first quarter, consistent with the fourth quarter of 2002.

Robert Dotson, President and Chief Executive Officer of T-Mobile USA and Powertel, Inc. said, “In the first quarter, we doubled our EBITDA margin from the fourth quarter, reaching a margin of 20%. Our team is focused on continuing to grow our customer base but doing so with an eye towards the bottom line – smart growth.”

The U.S. Operations of T-Mobile reported EBITDA of $315 million in the first quarter and EBITDA margin (EBITDA divided by service revenues) of 20%. The cost of acquiring a customer, referred to as Cost Per Gross Add (“CPGA”), was $303 in the first quarter of 2003 compared to $323 in the fourth quarter of 2002. CPGA is calculated by dividing the costs of acquiring a new customer, which includes customer acquisition costs plus the subsidy loss on customer acquisition related equipment sales, divided by gross customers added during the period. The cost of serving customers or cash cost per user (“CCPU”) was $23 per customer per month in the first quarter, consistent with the fourth quarter. CCPU includes all network costs, general and administrative costs, and the subsidy loss on customer retention related equipment sales divided by the average total customers during the period.

Capital expenditures were $378 million in the first quarter. The footprint for the U.S. Operations of T-Mobile increased to 224 million people at the end of the first quarter. In April, T-Mobile announced new and expanded roaming agreements with AT&T Wireless, Cingular Wireless and Western Wireless that will increase the 1900 MHz coverage for T-Mobile customers to 253 million people. The roaming agreements will add more than 10,000 highway miles and will allow T-Mobile customers to use their GSM/GPRS service in all of the top 100 markets in the continental United States by 2004.

In addition to the results prepared in accordance with generally accepted accounting principles (“GAAP”) provided throughout this press release, non-GAAP financial measures have been included, such as EBITDA and EBITDA margin. The non-GAAP financial measures should be considered in addition to, but not as a substitue for, the information provided in accordance with GAAP. A reconciliation from the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided in the notes to the attached financial table.

Key “Get More” highlights:

“Get More” Features: Visual Communications

•                        The U.S. operations of T-Mobile continued to take a leadership position in visual communications services, building on the momemtum of its fourth quarter camera phone launch which resulted in over one million picture messages being sent in the first three months. T-Mobile launched the first wireless phone photo contest, allowing customers to submit their best camera phone photos at www.SeeSendShare.com and compete for the public’s vote to win the ultimate spontaneous adventure. In March, T-Mobile launched the Nokia® 3650 and became the first U.S. wireless carrier to give customers the benefit of taking and sending full motion video clips with sound from a single wireless device. Today, the U.S. Operations of T-Mobile announces the T-Mobile Action Sports Team, comprised of the top athletes in BMX, Skateboarding and Moto X action sports. The athletes will promote T-Mobile’s Get More® services by using camera phones and the dynamic Nokia® 3650 to interact with their fans and share real time pictures and video/audio messages on the athlete’s websites and t-mobile.com.

“Get More” Service- T-Mobile HotSpotsm Service

•                       The U.S. Operations of T-Mobile continue to differentiate itself from other carriers with its T-Mobile HotSpotsm  ‘Wi-Fi’ (802.11b) wireless broadband Internet service. T-Mobile launched HotSpot service just eight months ago, with a focus on expanding the service in convenient, branded locations and integrating it as part of a comprehensive service offering. T-Mobile made significant progress toward executing on this strategy in the first quarter. Today, T-Mobile continues to operate the largest carrier owned WiFi network in the country, available in more than 2,300 locations including Starbucks coffeehouses, Borders Books and Music, airports and American Airlines, Delta Air Lines and United Airlines clubs and lounges. In the first quarter, T-Mobile announced an agreement with Kinko’s® and plans to offer the service in approximately 1,000 locations nationwide, beginning later this year. In March, T-Mobile became the first carrier to bundle voice, data and WiFi services. Existing customers now have the ability to add the T-Mobile HotSpot service as a Get More® value feature to their existing account, giving them a single bill for all of their wireless services and rewarding them with a special rate plan for unlimited access to the T-Mobile HotSpot network across the country.

Key Figures for U.S. Operations of T-Mobile International

(‘000)	Q1/02	Q4/02	Q1/03
Covered population	162,000	218,000	224,000
Customers	7,501	9,916	10,837
thereof post pay customers	5,729	8,561	9,459
thereof prepaid customers	1,772	1,355	1,378
Net customer additions	509	1,017	921

MOUs/post pay customer/mo	550	660	710
Post pay churn	2.70%	2.45%	2.31%
Blended churn	4.40%	3.50%	3.01%

($ / month)
ARPU (blended)	48	50	50
ARPU (post pay)	51	51	50
Cost of Serving (CCPU)	26	23	23

CPGA	291	323	303

($ million)
Total revenues	1,176	1,700	1,787
Service revenues*	1,037	1,408	1,560
EBITDA**	69	124	315
Capex	419	589	378

*                                         Service revenues include post pay, prepaid, and roaming and other service revenues.

**                                  EBITDA is a non-GAAP financial measure, which we define as net loss excluding depreciation, amortization, interest expense, deferred income tax expense and equity in net losses of unconsolidated affiliates. In a capital-intensive industry such as wireless telecommunications, we consider growth in EBITDA as well as improvements in EBITDA margin to be meaningful indicators of potential future profitability.

EBITDA and EBITDA margin should not be construed as alternatives to operating loss, net loss or net loss margin as determined in accordance with GAAP, as alternatives to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We also use EBITDA as an integral part of our internal reporting to evaluate the performance of our senior management and to monitor compliance with certain financial covenants in certain of our debt instruments. Because all companies do not calculate EBITDA and EBITDA margin in the same manner, our presentation may not be comparable to other similarly titled measures reported by other companies. Beginning in 2003, we changed our definition of EBITDA from Adjusted EBITDA as disclosed in prior periods. The prior period figures have been revised to conform to the new definition. We believe that net loss and net loss margin are the financial measures calculated and presented in accordance with GAAP that are the most directly comparable to EBITDA and EBITDA margin. See the “Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” below.)

U.S. Operations of T-Mobile International

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions)

EBITDA can be reconciled to our net loss and EBITDA margin can be reconciled to our net loss margin as follows:

	Q1 2002	Q4 2002	Q1 2003

EBITDA	$69	$124	$315
Interest expense	(67)	(149)	(153)
Deferred income tax expense	(3,819)	(44)	(28)
Depreciation and amortization	(312)	(293)	(331)
Equity in net losses of unconsolidated affiliates	(28)	(28)	(19)
Net loss	$(4,157)	$(390)	$(216)

	Q1 2002	Q4 2002	Q1 2003
EBITDA margin to service revenue	7%	9%	20%
Interest expense, deferred income tax expense, depreciation and amortization, and equity in net losses of unconsolidated affiliates	(408)%	(37)%	(34)%
Net loss margin to service revenue	(401)%	(28)%	(14)%

T-Mobile USA, Inc. filed its Form 10-Q for the quarter ended March 31, 2003 with the Securities and Exchange Commission (SEC) yesterday, May 14th, 2003. The T-Mobile USA results are included in the U.S. Operations of T-Mobile reported in this press release. The results in T-Mobile USA, Inc.’s Form 10-Q do not include Powertel, Inc. Powertel, Inc. is not required to file a Form 10-Q with the SEC. All figures are in U.S. dollars and, except as described above, are in accordance with U.S. GAAP.

U.S. OPERATIONS OF T-MOBILE INTERNATIONAL

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)

(unaudited)

	U.S. Operations of T-Mobile International March 31, 2003	Portion Related to T-Mobile USA, Inc. March 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$93,865	$93,745
Accounts receivable, net of allowance for doubtful accounts of $123,325 and $113,504, respectively	898,982	809,458
Inventory	252,265	244,563
Other current assets	237,231	218,446
	1,482,343	1,366,212
Property and equipment, net of accumulated depreciation of $1,695,624 and $1,384,045, respectively	5,181,622	4,506,250
Goodwill	10,939,417	9,868,082
Spectrum licenses	11,039,449	9,968,045
Other intangible assets, net of accumulated amortization of $466,285 and $434,886, respectively	340,726	320,744
Investments in and advances to unconsolidated affiliates	625,970	956,356
Other assets and investments	155,335	148,089
	$29,764,862	$27,133,778

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$249,872	$240,295
Accrued liabilities	840,108	757,612
Construction accounts payable	312,284	312,003
Deferred revenue	204,154	182,261
	1,606,418	1,492,171

Long-term debt	1,246,487	1,246,487
Long-term notes payable to affiliates	9,031,350	7,444,185
Deferred tax liabilities	3,560,299	3,282,623
Other long-term liabilities	125,534	118,288
Total long-term liabilities	13,963,670	12,091,583

Minority interest in equity of consolidated subsidiaries	773	773

Voting preferred stock; $0.001 par value; 100,000,000 shares authorized; 3,906,250 shares issued and outstanding	5,000,000	5,000,000

Commitments and contingencies

Shareholder’s equity:
Common stock, $0.000001 par value, and paid-in capital; 1.0 billion shares authorized, 325,858,851 and 269,738,185 shares issued and outstanding	32,440,033	26,851,821
Deferred stock compensation	(19,483)	(17,326)
Accumulated other comprehensive loss	(212)	(212)
Accumulated deficit	(23,226,337)	(18,285,032)
Total shareholder’s equity	9,194,001	8,549,251
	$29,764,862	$27,133,778

U.S. OPERATIONS OF T-MOBILE INTERNATIONAL

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands) (unaudited)

	U.S. Operations of T-Mobile International Quarter Ended March 31, 2003	Portion Related to T-Mobile USA, Inc. Quarter Ended March 31, 2003
Revenues:
Post pay revenues	$1,357,573	$1,215,519
Prepaid revenues	135,876	101,530
Roaming and other service revenues	66,469	59,346
Equipment sales	209,500	189,749
Affiliate and other revenues	17,307	16,743
Total revenues	1,786,725	1,582,887
Operating expenses:
Network costs (excludes depreciation expense included below of $171,606 and $170,730, respectively)	325,547	280,101
Cost of equipment sales	329,508	300,623
General and administrative	342,125	296,864
Customer acquisition	478,035	442,281
Depreciation and amortization	331,061	283,326
Stock-based compensation	4,175	3,713
Total operating expenses	1,810,451	1,606,908
Operating loss	(23,726)	(24,021)
Other income (expense):
Interest expense	(152,782)	(138,735)
Equity in net losses of unconsolidated affiliates	(19,184)	(19,184)
Interest income and other, net	7,730	7,625
Total other income (expense)	(164,236)	(150,294)
Net loss before income taxes	(187,962)	(174,315)
Deferred income tax expense	(28,200)	(23,171)
Net loss	$(216,162)	$(197,486)

U.S. OPERATIONS OF T-MOBILE INTERNATIONAL

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) (unaudited)

	U.S. Operations of T-Mobile International Quarter Ended March 31, 2003	Portion Related to T-Mobile USA, Inc. Quarter Ended March 31, 2003
Operating activities:
Net loss	$(216,162)	$(197,486)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	331,061	283,326
Deferred income tax expense	28,200	23,171
Amortization of debt discount and premium, net	2,374	2,374
Equity in net losses of unconsolidated affiliates	19,184	19,184
Stock-based compensation	4,174	3,713
Allowance for bad debts	(13,402)	(11,747)
Other, net	7,623	7,602
Changes in operating assets and liabilities:
Accounts receivable	122,003	114,015
Inventory	56,892	54,674
Other current assets	22,058	21,122
Accounts payable	(104,819)	(95,681)
Accrued liabilities	70,788	52,617
Net cash provided by operating activities	329,974	276,884
Investing activities:
Purchases of property and equipment	(377,579)	(333,164)
Investments in and advances to unconsolidated affiliates, net	(113,718)	(104,566)
Other, net	(6,799)	(6,799)
Net cash used in investing activities	(498,096)	(444,529)
Financing activities:
Long-term debt repayments	(30,525)	(30,525)
Long-term debt borrowings from affiliates, net	401,068	400,727
Book overdraft	(145,322)	(145,322)
Net cash provided by financing activities	225,221	224,880

Change in cash and cash equivalents	57,099	57,235
Cash and cash equivalents, beginning of period	36,766	36,510
Cash and cash equivalents, end of period	$93,865	$93,745

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom’s and T-Mobile USA Inc,’s reports filed with the Securities and Exchange Commission (the “Commission”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

About T-Mobile International:

T-Mobile International, one of Deutsche Telekom AG’s four strategic divisions, is one of the world’s leading international mobile communications providers. Deutsche Telekom’s majority-held mobile companies today serve more than 59 million mobile customers in Europe and the U.S. T-Mobile International is the first transatlantic mobile communications provider utilizing the digital GSM wireless technology standard. For more information about T-Mobile International, please visit www.t-mobile.net.

About the U.S. Operations of T-Mobile International:

Based in Bellevue, Wash., the U.S. Operations of T-Mobile consist of T-Mobile USA, Inc. and Powertel Inc. which are both members of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom (NYSE: DT). T-Mobile is committed to seeking to provide the best value in wireless service through its GET MORESM promise to provide customers with more minutes, more features and more service than any other wireless provider.

The U.S Operations of T-Mobile operate the largest GSM/GPRS voice and data network in the country, covering 224 million people in the United States, and the world’s largest carrier owned ‘Wi-Fi’ (802.11b) wireless broadband (WLAN) network of its kind, serving more than 2,300 public locations under the service name T-Mobile HotSpotSM. For more information, visit the company web site at www.t-mobile.com.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Hans Ehnert	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2926
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: May 22, 2003